UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(29 April 2021)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Result of AGM

29 April 2021

CRH plc

Annual General Meeting held on Thursday, 29 April 2021

All Resolutions proposed at the Annual General Meeting (the "AGM") of the Company held earlier today, 29 April 2021, were duly passed.  Each of the resolutions was voted on by way of a poll and the results are available on the Company's website, www.crh.com.

Special Business considered at AGM

For the purposes of Listing Rule 9.6.3, the resolutions approved by shareholders included the following items of special business:

Resolution 12:

"That the Directors be and they are hereby authorised, pursuant to Article 138(b) of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the shareholders the right to elect to receive an allotment of additional shares credited as fully paid instead of cash in respect of all or part of any dividend or dividends falling to be declared or paid by the Company. Unless renewed at the Annual General Meeting in 2022, this authority shall expire at the close of business on 28 July 2022."

Resolution 13:

"That approval be and is hereby given for the establishment by the Company of Savings-related Share Option Schemes (the "2021 Savings-related Share Option Schemes"), the principal features of which are summarised in the Circular to shareholders dated 24 March 2021 that accompanies the Notice convening this Meeting and that the Directors be and are hereby authorised to:

(a)   take all such action or steps (including the making of amendments to the 2021 Savings-related Share Option Schemes and the rules thereof) as may be necessary to obtain the approval of the relevant Revenue Authorities for the said Schemes; and

(b)   establish schemes in other jurisdictions similar in substance to the 2021 Savings-related Share Option Schemes but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under any such scheme will be treated as counting towards any limits on individual or overall participation in the 2021 Savings-related Share Option Schemes."

Resolution 14:

"That subject to and with the consent of the Irish High Court in accordance with the provisions of sections 84 and 85 of the Companies Act 2014, the company capital of the Company be reduced by the cancellation of the entire amount standing to the credit of the Company's share premium account as at 31 December 2020 or such other lesser amount as the Board of Directors of the Company or the Irish High Court may determine and that the reserve resulting from the cancellation of the share premium be treated as profits available for distribution as defined by section 117 of the Irish Companies Act 2014."

Enquiries:

Contact
Neil Colgan
Company Secretary
Ph.: +353 1 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 29 April 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary